EXHIBIT 5.1

MACDONALD & COMPANY
Lawyers

Grant Macdonald, Q.C. Gareth C. Howells	Suite 200, Financial Plaza 204 Lambert Street Whitehorse, YT Y1A 3T2 Telephone: (867) 667-7885 Ext 239 Fax: (867) 667-7600 Email: ghowells@anton.yk.ca

September 28, 2012

Vista Gold Corp.
Suite 5, 7961 Shaffer Parkway
Littleton, Colorado

Dear Sirs/Mesdames:

Re:	Registration Statement on Form S-3 (the "Registration Statement") Our File: 20120402

We have acted as Yukon counsel to Vista Gold Corp., a Yukon Territory corporation (the "Company"), with respect to certain legal matters in connection with the registration by the Company, under the U.S. Securities Act of 1933, as amended (the "Securities Act") for resale by the original holders of:

1.	5,000,000 common shares in the capital of the Company (the "Common Shares");

2.
2,499,999 common shares in the capital of the Company (subject to adjustment) (the "Warrant Shares") issuable upon the exercise of 2,499,999 common share purchase warrants of the Company (the "Warrants");

3.
166,667 common shares in the capital of the Company (subject to adjustment) (the "2012 Compensation Warrant Shares") issuable upon the exercise of 166,667 compensation warrants of the Company (the "2012 Compensation Warrants");

4.
36,957 common shares in the capital of the Company (subject to adjustment) (the "Unissued 2010 Compensation Warrants Shares") issuable upon the exercise of 36,957 compensation warrants of the Company (the "Unexercised 2010 Compensation Warrants"); and

5.
593,478 common shares in the capital of the Company (the "Issued 2010 Compensation Warrant Shares") which were issued upon the due exercise of 593,478 compensation warrants of the Company (the "Exercised 2010 Compensation Warrants", and together with the Unexercised 2010 Compensation Warrants, the "2010 Compensation Warrants").

MACDONALD & COMPANY

The Common Shares and Warrants were issued pursuant to a private placement of 5,000,000 units (the "Units") that closed on July 27, 2012 (the "2012 Private Placement").  Each Unit consisted of one common share and one-half of one Warrant.

The 2012 Compensation Warrants were issued to certain finders that provided services in connection with the 2012 Private Placement.

The 2010 Compensation Warrants were issued to certain agents and finders that provided services in connection with the private placement of 14,666,739 special warrants of the Company that closed on October 22, 2010.

The Registration Statement relates to the Common Shares, the Warrant Shares, the 2012 Compensation Warrant Shares, the Unissued 2010 Compensation Warrant Shares and the Issued 2010 Compensation Warrant Shares (collectively, the "Covered Securities").

We have examined such documents and have reviewed such questions of law as we have considered necessary and appropriate for the purposes of our opinions set forth below.  In rendering our opinions set forth below, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies or facsimile transmissions.  We have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the legal, valid, binding and enforceable obligations of such parties.  As to questions of fact material to our opinions, we have relied upon certificates of officers of the Company and of public officials. We have not undertaken any independent investigation to verify the accuracy or completeness of any of the foregoing assumptions.

For purposes of this opinion letter, we have also assumed that (a) the Registration Statement, and any amendments thereto (including post-effective amendments), will have become effective and such effectiveness will not have been terminated or rescinded, (b) all Covered Securities will be or have been offered, issued and sold in compliance with applicable United States federal and state securities laws and in the manner stated in the Registration Statement, (c) any definitive purchase, finder, agency, underwriting or similar agreement with respect to any Covered Securities will have been or has been duly authorized and validly executed and delivered by the Company and the other parties thereto, (d) at the time of issuance of the Warrant Shares, the 2012 Compensation Warrant Shares and the Unissued 2010 Compensation Warrant Shares, the Company validly exists and is duly qualified and in good standing under the laws of its jurisdiction of incorporation, and has the necessary corporate power for such issuance, (e) at the time of issuance of the Warrant Shares, the 2012 Compensation Warrant Shares and the Unissued 2010 Compensation Warrant Shares, the Articles of Incorporation and then operative bylaws of the Company are in full force and effect and have not been amended, restated, supplemented or otherwise altered, and there has been no authorization of any such amendment, restatement, supplement or other alteration, in either case since the date hereof, (f) the warrant indenture between the Company and Computershare Trust Company of Canada dated July 27, 2012 governing the Warrants (the "Warrant Indenture") has been duly authorized, executed and delivered by the parties thereto (other than the Company) and constitute legally valid and binding obligations of the parties thereto, enforceable against each of them in accordance with their

MACDONALD & COMPANY

respective terms, (g) the Warrant Indenture is governed by British Columbia law, and (h) that the terms, execution and delivery of the Covered Securities (A) do not result in breaches of, or defaults under, agreements or instruments to which the Company is bound or violations of applicable statutes, rules, regulations or court or governmental orders, and (B) comply with any applicable requirement or restriction imposed by any court or governmental body having jurisdiction over the Company. We have not undertaken any independent investigation to verify the accuracy or completeness of any of the foregoing assumptions.

Based upon the foregoing, and in reliance thereon, we are of the opinion that:

1.
the: (i) Warrant Shares upon due exercise of the Warrants; (ii) 2012 Compensation Warrant Shares upon due exercise of the 2012 Compensation Warrants; and (iii) Unissued 2010 Compensation Warrant Shares upon due exercise of the Unexercised 2010 Compensation Warrants, have been duly authorized and approved, and when issued and delivered and upon payment therefore in accordance with their respective terms, the Warrant Shares, 2012 Compensation Warrant Shares and Unissued 2010 Compensation Warrant Shares will be validly issued and outstanding as fully paid and non-assessable shares in the capital of the Company; and

2.	the Common Shares and Issued 2010 Compensation Warrant Shares are validly issued and outstanding as fully paid and non-assessable shares in the capital of the Company.

The foregoing opinions are limited to the laws of the Yukon Territory and the federal laws of Canada applicable therein on the date of this opinion, and we are expressing no opinion as to the effect of the laws of any other jurisdiction, domestic or foreign.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of our name in the prospectus forming a part of the Registration Statement under the caption "Legal Matters."  In giving this consent, we do not admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act and the rules and regulations thereunder.

Yours very truly,

MACDONALD & COMPANY

/s/ Gareth C. Howells
Gareth C. Howells
GCH/dsl